UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY WESTERN-UMWA 401(K) PLAN

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Western-UMWA 401(k) Plan
Financial Statements
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of the Peabody Western-UMWA 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 25, 2007

Peabody Western-UMWA 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets:
Investments, at fair value:
Investments in mutual funds	$8,617,184	$9,509,459
Investment in common/collective trust	870,003	—
Investment in Peabody Energy Stock Fund	846,079	550,492
Participant notes receivable	673,744	557,747

Net assets, at fair value	11,007,010	10,617,698
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,372	—

Net assets available for benefits	$11,015,382	$10,617,698

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005
Additions:
Interest and dividends	$654,238	$457,261
Net realized and unrealized appreciation of investments	442,301	452,931

Net investment income	1,096,539	910,192

Contributions:
Employee	794,865	1,055,987
Employer	6,285	6,146
Rollover	32,289	—

Total contributions	833,439	1,062,133

Total additions	1,929,978	1,972,325

Deductions:
Withdrawals by participants	(1,531,119)	(1,079,501)
Administrative expenses	(1,175)	(2,000)

Total deductions	(1,532,294)	(1,081,501)

Net increase in net assets available for benefits	397,684	890,824
Net assets available for benefits at beginning of year	10,617,698	9,726,874

Net assets available for benefits at end of year	$11,015,382	$10,617,698

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005
1. Description of the Plan
The following description of the Peabody Western-UMWA 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the “Employers”) who are members of the United Mine Workers of America (“UMWA”) collective bargaining unit covered by the Western Surface Agreement are eligible for participation on the date of their employment. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation (“Peabody”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days per calendar year. The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (“IRS”).
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Vesting
Participants are vested immediately in their own contributions, employer matching contributions and the actual earnings thereon.
Participant Loans
Participants may borrow up to 50% of their vested account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant’s account and bears interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship are also permitted as defined in the Plan.
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Value of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The Peabody Energy Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position, if any). Participant loans are valued at cost, which approximates market value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit distributions are recorded when paid.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Impact of New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits included fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP were applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan also invests in Peabody stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction .

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
4. Investments
The Plan’s investments, including those purchased, sold or held during the year, appreciated in fair value as determined by quoted market prices as follows:

	Years ended December 31,
	2006	2005
Mutual funds	$529,619	$269,773
Peabody Energy Stock Fund	(87,318)	183,158

	$442,301	$452,931

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2006	2005
Mutual funds:
Vanguard Explorer Fund	$1,885,294	$2,073,674
Vanguard PRIMECAP Fund	1,771,591	1,934,704
Vanguard Windsor II Fund	1,662,996	1,642,177
Vanguard International Growth Fund	1,111,190	988,893
Vanguard Total Bond Market Index Fund	617,462	685,632
Vanguard LifeStrategy Moderate Growth Fund	—	744,997
Vanguard Prime Money Market Fund	—	873,924
Common/collective trust:
Vanguard Retirement Savings Trust	870,003	—
Peabody Energy Stock Fund	846,079	550,492

Peabody Western-UMWA 401(k) Plan

Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$11,015,382	$10,617,698
Adjustment from contract value to fair value for fully benefit-responsive contracts	(8,372)	—

Net assets available for benefits per the Form 5500	$11,007,010	$10,617,698

The following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Years Ended December 31,
	2006	2005
Net realized and unrealized appreciation of investments per the financial statements	$442,301	$452,931
Adjustment from contract value to fair value for fully benefit-responsive contracts	(8,372)	—

Net realized and unrealized appreciation of investments per the Form 5500	$433,929	$452,931

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
6. Income Tax Status
The Plan received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue	Description of Investment Type	Current Value

Vanguard Explorer Fund*	25,235 shares of mutual fund	$1,885,294
Vanguard PRIMECAP Fund*	25,694 shares of mutual fund	1,771,591
Vanguard Windsor II Fund*	47,856 shares of mutual fund	1,662,996
Vanguard International Growth Fund*	46,571 shares of mutual fund	1,111,190
Vanguard Total Bond Market Index Fund*	61,808 shares of mutual fund	617,462
Vanguard Target Retirement 2005 Fund*	14,297 shares of mutual fund	163,985
Vanguard Target Retirement 2010 Fund*	10,507 shares of mutual fund	229,477
Vanguard Target Retirement 2015 Fund*	36,325 shares of mutual fund	452,615
Vanguard Target Retirement 2020 Fund*	21,028 shares of mutual fund	466,828
Vanguard Target Retirement 2025 Fund*	14,481 shares of mutual fund	188,839
Vanguard Target Retirement 2030 Fund*	1,932 shares of mutual fund	43,538
Vanguard Target Retirement 2040 Fund*	276 shares of mutual fund	6,207
Vanguard Target Retirement Income Fund*	1,604 shares of mutual fund	17,162
Vanguard Retirement Savings Trust*	878,375 shares of common/ collective trust	870,003
Peabody Energy Stock Fund*	12,548 units of stock fund	846,079
Various participants*	Participant loans, interest rates from 5.0% to 9.25%, maturities through January 26, 2016	673,744

		$11,007,010

*	Party in Interest

SIGNATURE
Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan

Date: June 29, 2007	By:	/s/ SHARON D. FIEHLER

Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President of
Human Resources and Administration

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.